Exhibit 99.1

Veris Gold Corp. Elects Six-Member Board

VANCOUVER, Sept. 9, 2014 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") is pleased to announce that shareholders approved all resolutions brought before them at the Company's Annual General and Special Meeting (the "AGM") held in Vancouver, British Columbia on September 9, 2014.

Election of Directors
Each of the nominees for director of the Company as listed in the Company's 2014 Management Information Circular (available under the Company's profile on SEDAR and on the company's website here: http://www.verisgold.com/s/2014ProxyMaterials.asp) was elected at the AGM. The results of the vote are as follows:

Proposed Director	Vote type	Voted	Voted (%)
Graham C. Dickson	For	56,946,160	99.69
	Withheld	177,548	0.31
	Non Votes	211,873
Barry A. Goodfield	For	56,924,283	99.65
	Withheld	199,425	0.35
	Non Votes	211,873
Jean Edgar de Trentinian	For	52,369,602	91.68
	Withheld	4,754,106	8.32
	Non Votes	211,873
Francois Marland	For	52,300,923	91.56
	Withheld	4,822,785	8.44
	Non Votes	211,873
Gerald Ruth	For	56,899,383	99.61
	Withheld	224,325	0.39
	Non Votes	211,873
Simon Solomonidis	For	52,341,049	91.63
	Withheld	4,782,659	8.37
	Non Votes	211,873

The shareholders also voted in favour of the appointment of Deloitte LLP as auditors of the Company for the ensuing year. As well, shareholders voted in favour of the Company's stock option plan and approved a special resolution to amend the Company's articles to create Preferred Shares. In total 57,349,332 common shares were voted, representing 37.15% of the total shares issued and outstanding as at the record date.

Detailed voting results for all matters considered at the meeting are available on SEDAR at www.sedar.com.

Following the AGM the Board of Directors held a meeting to reappoint management in their current roles; Francois Marland, CEO, Shaun Heinrichs, CFO, Graham Dickson, COO, Todd Johnson, Vice President Exploration, and Graham Scott, Corporate Secretary, and appointed Nicole Sanches as Vice President Investor Relations.

Ms. Sanches has been with the Company in an Investor Relations capacity since 2005. Drawing on her experience in the industry over the years Ms. Sanches has participated and lead in the development of the Company's strategic marketing plans, ensuring continuous communication with the Company's shareholder group and ongoing compliance with regulatory guidelines. In cooperation with others she has developed a successful IR program that continues to grow and evolve to meet the changing market dynamics and the Company's stage of development. Ms. Sanches has a Bachelor of Fine Arts and been a member of the Canadian Investor Relations Institute since 2006.

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Veris Gold Corp.

For further information:

Veris Gold Corp., Nicole Sanches, Vice President Investor Relations, T: (604) 688-9427 ext 224, NA Toll Free: 1-855-688-9427, E: nicole@verisgold.com, W: verisgold.com

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